

**DIVISION OF
CORPORATION FINANCE**
Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

June 3, 2008

<u>via U.S. Mail</u>

Mr. Roger Renken
President and Chief Executive Officer
Crater Mountain Resources, Inc.
4666 Mission Avenue, Suite 1
San Diego, CA 92116

      **Re: Crater Mountain Resources, Inc.
             Registration Statement on Form S-1
             Filed May 22, 2008
             File No. 333-151085**

Dear Mr. Renken:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

<u>General</u>

1.   The financial statements included in the filing do not meet the age requirements of Rule 8-08 of Regulation S-X.

2.   Your filing fails to include the auditors' consent that is required by Section 7 of the Securities Act of 1933. See also Rule 601(b)(23) of Regulation S-K.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

<u>via facsimile</u>

Michael M. Kessler, Esq.
(916) 239-4008